Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(dollars in millions)

Ratio of Earnings to Fixed Charges:

	Fiscal Year Ended					Nine Month Ended
	Dec 26, 2009	Dec 27, 2008	Dec 29, 2007	Dec 31, 2006	Dec 31, 2005	Sept 25, 2010	Sept 26, 2009
Interest expense	438	391	382	126	105	160	319
Capitalized interest	1	9	23	10	35	0	1
Estimated interest portion of rent expense	20	28	29	15	16	12	16
Class B preferred accretion	72	0	0	0	0	0	50

Fixed charges	$531	$428	$434	$151	$156	$172	$386

Income (loss) from continuing operations before equity in net income (loss) of investees, income taxes and noncontrolling interest	408	(2,344)	(2,737)	(40)	30	581	(783)
Fixed charges	531	428	434	151	156	172	386
Less: Class B preferred accretion	(72)	0	0	0	0	0	(50)
Less: interest charges capitalized	(1)	(9)	(23)	(10)	(35)	0	(1)

Earnings (loss)	$866	$(1,925)	$(2,326)	$101	$151	$753	$(448)

Ratio of earnings to fixed charges	1.63	*	*	*	*	4.38	*

*	For the years ended December 27, 2008, December 29, 2007, December 31, 2006, December 31, 2005 and the nine months ended Sept 26, 2009, earnings were insufficient to cover fixed charges by approximately $2.4 billion, $2.8 billion, $50 million, $5 million and $834 million, respectively.